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                              February 8, 2021

       Jonathan G. Ornstein
       Chief Executive Officer
       Mesa Air Group, Inc.
       410 North 44th Street, Suite 700
       Phoenix, AZ 85008

                                                        Re: Mesa Air Group,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed January 25,
2021
                                                            File No. 333-251290

       Dear Mr. Ornstein:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3

       Incorporation of Certain Information by Reference, page 2

   1. Please revise to specifically incorporate by reference your current report on Form 8-K filed on December 11,
2020.
       Exhibits

   2. Please obtain and file a revised opinion regarding the legality of the warrants that addresses whether the
warrants are binding obligations of the registrant. For guidance, refer to Section
II.B.1.f of Staff Legal Bulletin No. 19. In addition, please ensure that such opinion is signed
by counsel.
 Jonathan G. Ornstein
Mesa Air Group, Inc.
February 8, 2021
Page 2

      Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                         Sincerely,
FirstName LastNameJonathan G. Ornstein
                                                         Division of
Corporation Finance
Comapany NameMesa Air Group, Inc.
                                                         Office of Energy &
Transportation
February 8, 2021 Page 2
cc:       Greg Hall
FirstName LastName